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                                                                    EXHIBIT 20.1

Monday March 9, 8:19 am Eastern Time

Company Press Release

Suiza Foods Corporation Adopts Shareholders Rights Plan

DALLAS--(BUSINESS WIRE)--March 9, 1998--Suiza Foods Corporation (NYSE:SZA - news) announced today that its Board of Directors has adopted a Shareholders Rights Plan pursuant to which a dividend of one Common Share Purchase Right will be distributed for each share of Suiza Foods outstanding Common Stock held as of the close of business on March 18, 1998.

Each Right will entitle the shareholder to buy one share of Common Stock for $210. Initially, the rights will not be exercisable and will automatically trade with the Common Stock. The Rights will become exercisable only following the acquisition of 15% or more of the Company's voting stock, or following the announcement of a tender offer or exchange offer to acquire any interest of 15% or more by a person or group, without prior consent of the Suiza Foods Board of Directors. In such event, each rightholder (other than the 15% acquiror) may exercise each Right to purchase $210 worth of Suiza Common Stock at one-half of the then market price.

Gregg L. Engles, Chairman and Chief Executive Officer of Suiza Foods Corporation, commented: "The Board's decision to adopt the Shareholders Rights Plan was not a response to any known attempt to gain control of the Company. The Plan and the Rights are designed to assure that all of Suiza's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. It enables the stockholders to realize the long-term value of their investment in the Company, and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Suiza without paying all stockholders a control premium."

Suiza Foods is a Dallas-based company with leading positions in the dairy, consumer goods plastic packaging and packaged ice industries. Its principal holdings are in fluid dairy processing, refrigerated, shelf-stable and frozen food products, packaged ice and consumer goods plastic packaging.

Statements in this press release other than statements of historical fact may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, as well as Suiza's future financial condition and results, are subject to inherent risks and uncertainties, and actual results may differ materially from the results discussed in these forward-looking statements. Additional information concerning these and other risk factors are contained in Suiza's latest Annual Report on Form 10-K and in each of Suiza's other recent filings with Securities and Exchange Commission (SEC), copies of which are available from the SEC and can be obtained from Suiza upon request.
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Contact:

    Suiza Foods Corporation, Dallas
    J. Michael Lewis, (214) 528-9922
            or
    Morgen-Walke Associates, New York
    June Filingeri, John Blackwell
    Media contact: Miriam Adler, Leslie Feldman
    (212) 850-5600


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